FINANCIAL STATEMENTS AND REPORT OF
                    INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

                          FFP OPERATING PARTNERS, L.P.
                          (a wholly-owned subsidiary of
                          FFP Marketing Company, Inc.)

                     December 31, 2000 and December 26, 1999

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS




The Partners
FFP Operating Partners, L.P.


     We have audited the balance sheets of FFP Operating Partners, L.P. (a Delaware limited partnership) at December 31, 2000 and December 26, 1999 and the related statements of income, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FFP Operating Partners, L.P. as of December 31, 2000 and December 26, 1999, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.




Dallas, Texas
April 5, 2001

                          FFP OPERATING PARTNERS, L.P.
                                 BALANCE SHEETS
                     December 31, 2000 and December 26, 1999
                                 (In thousands)

                                                         2000           1999
                                                        ------         ------
                             ASSETS
Current assets
    Cash and cash equivalents ..................     $  15,056      $  21,087
    Trade receivables, less allowance for
       doubtful accounts of $851 and $854
       at 2000 and 1999, respectively ..........        18,589         13,929
    Notes receivable, current portion ..........         1,391          1,003
    Notes receivable from affiliate ............           755            878
    Inventories ................................        18,186         19,274
    Investments in available-for-sale securities         2,426          3,355
    Prepaid expenses and other current assets ..           441          1,627
                                                     ---------      ---------
       Total current assets ....................        56,844         61,153

Property and equipment, net ....................        31,987         33,790
Receivables from affiliated companies ..........        24,870         18,932
Notes receivable ...............................         3,620          1,059
Other assets, net ..............................         7,543          5,476
                                                     ---------      ---------
       Total assets                                  $ 124,864      $ 120,410
                                                     =========      =========

             LIABILITIES AND PARTNERS' CAPITAL

Current liabilities
    Current installments of long-term debt .....     $   1,642      $   1,231
    Current installments of obligations
        under capital leases ...................           437            250
    Accounts payable ...........................        19,820         21,198
    Money orders payable .......................        17,110         12,445
    Accrued expenses ...........................        11,906         16,912
    Payable to affiliated companies ............         1,927          1,667
                                                     ---------      ---------
       Total current liabilities ...............        52,842         53,703
Long-term debt, excluding current installments .        37,557         32,205
Obligations under capital leases,
    excluding current installments .............         4,042          4,629
Other liabilities ..............................         2,081          2,042
                                                     ---------      ---------
       Total liabilities .......................        96,522         92,579
Commitments and contingencies ..................           --             --
Partners' capital
    Limited partner's capital ..................        29,512         27,553
    General partner's capital ..................           298            278
    Accumulated other comprehensive loss .......        (1,468)            --
                                                     ---------      ---------
       Total partners' capital .................        28,342         27,831
                                                     ---------      ---------
       Total liabilities and partners' capital       $ 124,864      $ 120,410
                                                     =========      =========

        The accompanying notes are an integral part of these statements.

                          FFP OPERATING PARTNERS, L.P.
                              STATEMENTS OF INCOME
               Years ended December 31, 2000 and December 26, 1999
                                 (In thousands)

                                                         2000           1999
                                                        ------         ------
Revenues
    Motor fuel sales ...........................      $449,284       $357,319
    Merchandise sales ..........................       111,522        114,216
    Miscellaneous ..............................        12,156         10,383
                                                       -------        -------
       Total revenues ..........................       572,962        481,918

Costs and expenses
    Cost of motor fuel .........................       422,472        331,175
    Cost of merchandise ........................        78,468         80,546
    Direct store expenses ......................        50,050         50,232
    General and administrative expenses ........        12,348         11,871
    Depreciation and amortization ..............         6,281          5,769
                                                       -------         ------
       Total costs and expenses ................       569,619        479,593
                                                       -------        -------
       Operating income ........................         3,343          2,325

Interest income ................................         1,300          1,342
Interest expense ...............................        (2,664)        (2,793)
                                                       -------        -------
       Income before extraordinary item ........         1,979            874

Extraordinary loss .............................            -             375
                                                       -------        -------
           Net income                                 $  1,979       $    499
                                                       =======        =======

Net income allocated to
    Limited partner ............................      $  1,959       $    494
    General partner ............................      $     20       $      5




         The accompanying notes are an integral part of this statement.

                          FFP OPERATING PARTNERS, L.P.
                         STATEMENT OF PARTNERS' CAPITAL
               Years ended December 31, 2000 and December 26, 1999
                                 (In thousands)

                                                        Accumulated
                                                           other
                                 Limited     General   comprehensive
                                 Partner     Partner       loss        Total
                                --------    --------   -----------    -------
Balance, December 27, 1998...    $27,059      $ 273       $   -       $27,332
Net income...................        494          5           -           499
                                  ------       ----         ----       ------
Balance, December 26, 1999...     27,553        278           -        27,831
Net income ..................      1,959         20           -         1,979
Unrealized loss on available-
   for-sale securities ......         -          -        (1,468)      (1,468)
                                                                       ------
Comprehensive income ........                                             511
                                  ------      -----       ------       ------

Balance, December 31, 2000       $29,512     $  298      $(1,468)     $28,342
                                  ======      =====       ======       ======


        The accompanying notes are an integral part of these statements.

                          FFP OPERATING PARTNERS, L.P.
                            STATEMENTS OF CASH FLOWS
               Years ended December 31, 2000 and December 26, 1999
                 (In thousands, except supplemental information)

                                                             2000        1999
                                                           ------      -------
Cash flows from operating activities
    Net income ......................................   $   1,979    $     499
    Adjustments to reconcile net income to net cash
      used in operating activities
       Depreciation and amortization ................       6,281        5,769
       Provision for doubtful accounts ..............         447          583
       Loss on sales of property and equipment ......        (263)         238
       Gain on sales of convenience store operations       (2,851)         (38)
       Increase in trading securities ...............      (2,104)      (3,355)
    Changes in operating assets and liabilities
       Trade receivables ............................      (5,107)      (5,272)
       Inventories ..................................        (384)      (5,552)
       Prepaid expenses and other operating assets ..        (630)      (1,209)
       Accounts payable .............................      (1,378)       4,923
       Money orders payable .........................       4,665       (1,496)
       Accrued expenses and other liabilities .......      (5,102)       2,724
                                                        ---------    ---------
        Net cash used in operating activities .......      (4,447)      (2,186)

Cash flows from investing activities
    Purchases of property and equipment .............      (4,759)     (12,373)
    Proceeds from sales of property and equipment ...       2,103           75
    Purchase of available-for-sale securities .......        (538)          --
    Proceeds from sale of available-for-sale securities     1,453           --
    Change in receivables from affiliated companies .         123       (5,170)
    Change in notes receivable from affiliates ......      (5,678)      15,218
    Decrease in notes receivable ....................         349          402
    Investment in joint venture .....................          --         (106)
                                                        ---------    ---------
        Net cash used in investing activities .......      (6,947)      (1,954)

Cash flows from financing activities
    Proceeds from long-term debt ....................     102,337      490,771
    Payments on long-term debt ......................     (96,574)    (477,715)
    Borrowings under capital lease obligations ......          --        3,985
    Payments on capital lease obligations ...........        (400)        (462)
                                                        ---------    ---------
        Net cash provided by financing activities ...       5,363       16,579
                                                        ---------    ---------

Net increase (decrease) in cash and cash equivalents       (6,031)      12,439
Cash and cash equivalents at beginning of year ......      21,087        8,648
                                                        ---------    ---------
Cash and cash equivalents at end of year ............   $  15,056    $  21,087
                                                         ========     ========

Supplemental disclosure of cash flow information:
------------------------------------------------
    Cash paid for interest ..........................   $   2,470    $   1,862
                                                           ======       ======

        The accompanying notes are an integral part of these statements.

                          FFP OPERATING PARTNERS, L.P.
                          NOTES TO FINANCIAL STATEMENTS
                     December 31, 2000 and December 26, 1999


NOTE A - BASIS OF PRESENTATION

     Organization of Company

     FFP Operating Partners, L.P. (the "Company") is a Delaware limited partnership that is indirectly wholly-owned by FFP Marketing Company, Inc. ("FFP Marketing"). FFP Operating LLC, a wholly-owned subsidiary of FFP Marketing, owns a 1% general partner interest in the Company. FFP Marketing owns a 99% limited partner interest in the Company. FFP Marketing is a publicly traded Texas corporation whose common stock is listed on the American Stock Exchange under the "FMM" trading symbol.

     The Company operates convenience stores, truck stops, and motor fuel concessions at independently-operated convenience stores over an 11 state area. It also sells money orders through its own outlets, as well as through agents, and sells motor fuel on a wholesale basis, primarily in Texas.


NOTE B - SIGNIFICANT ACCOUNTING POLICIES

     Fiscal Year

     The Company prepares its financial statements and reports its results of operations on the basis of a fiscal year which ends on the last Sunday of December. Accordingly, the fiscal year ended December 31, 2000, contained 53 weeks, while the fiscal year ended December 26, 1999 contained 52 weeks. Year end data in these notes is as of the respective dates above.

     Cash Equivalents

     The Company considers all highly liquid investments with maturities at date of purchase of three months or less to be cash equivalents.

     Notes Receivable

     The Company evaluates the collectibility of notes receivable in accordance with provisions of Statement of Financial Accounting Standards ("SFAS") No. 114, "Accounting by Creditors for Impairment of Loans," as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan -- Income Recognition and Disclosures." At December 31, 2000 and December 26, 1999, no notes receivable were determined to be impaired.

     Inventories

     Inventories consist of retail convenience store merchandise and motor fuel products. Merchandise inventories are stated at the lower of cost or market as determined by the retail method. Motor fuel inventories are stated at the lower of cost or market using the first-in, first-out ("FIFO") inventory method.

     The Company has selected a single company as the primary grocery and merchandise supplier to its convenience stores and truck stops although certain items, such as bakery goods, dairy products, soft drinks, beer, and other perishable products, are generally purchased from local vendors and/or wholesale route salespeople. The Company believes it could replace any of its merchandise suppliers, including its primary grocery and merchandise supplier, with no significant adverse effect on its operations.

     The  Company  does not have  long-term  contracts  with  any  suppliers  of petroleum products covering more than 10% of its motor fuel supply. Unanticipated national or international events could result in a curtailment of motor fuel supplies to the Company, thereby adversely affecting motor fuel sales. In addition, management believes a significant portion of its merchandise sales are to customers who also purchase motor fuel. Accordingly, reduced availability of motor fuel could negatively impact other facets of the Company's operations.

    Property and Equipment

     Property and equipment are stated at cost. Equipment and buildings acquired under capital leases are stated at the present value of the initial minimum lease payments, which is not in excess of the fair value of the respective assets. Depreciation and amortization of property and equipment are provided on the straight-line method over the estimated useful lives of the respective assets, which range from three to 20 years. Leasehold improvements are amortized on the straight-line method over the shorter of the lease term, including option periods, or the estimated useful lives of the respective assets.

     Investments in Joint Ventures and Other Entities

     Investments in joint ventures and other entities that are 50% or less owned are accounted for by the equity method and are included in other assets, on a net basis, in the accompanying balance sheet.

     Intangible Assets

     In connection with the allocation of the purchase price of the assets acquired in 1987 upon the commencement of the Company's operations, $1,093,000 was allocated as the future benefit of real estate leased from affiliates of its former general partner. The future benefit of these leases is being amortized using the straight-line method over 20 years, the term including option periods of such leases.

     At year end 2000 and 1999, goodwill of $1,445,000 is being amortized using the straight-line method over 20 years. The Company assesses the recoverability of goodwill by determining whether the amortization of the balance over the remaining amortization period can be recovered through undiscounted future operating cash flows of the acquired operations. The amount of goodwill impairment, if any, is measured based on projected discounted future operating cash flows using a discount rate reflecting the Company's average cost of funds. The assessment of the recoverability of goodwill would be impacted if anticipated future operating cash flows are not achieved.

     Freight Charges and Costs

     The Company classifies all amounts billed to its wholesale motor fuel customers for freight charges as motor fuel sales and includes all related freight costs in cost of motor fuel.

     Sales of Convenience Store Operations

     The Company sold the merchandise operations and related inventories of certain convenience store locations to various third parties in exchange for cash and notes receivable. The notes receivable generally are for terms of five years, require monthly payments of principal and interest, and bear interest at rates ranging from 8% to 11%. Summary information about these sales is as follows:

                                                               Gains
                                                      ------------------------
           Number                Notes       Total                 Deferred
            sold     Cash     receivable   proceeds   Recognized  (at year-end)
          ------    ------    ----------   --------   ----------  -----------
                          (In thousands, except number sold)

 2000....    34      $1,160     $3,298      $4,458       $2,851         $135
 1999....     3         $31       $110        $141          $38          $42

     Gains on sales which meet specified criteria, including receipt of a significant cash down payment and projected cash flow from store operations sufficient to adequately service the debt, are recognized upon closing of the sale. Gains on sales that do not meet the specified criteria are recognized under the installment method as cash payments are received. Gains being recognized under the installment method are evaluated periodically to determine if full recognition of the gain is appropriate.

     Under these sales, the Company generally retains the real estate or leasehold interests, and leases or subleases the store facilities (including the store equipment) to the purchaser under five-year renewable operating lease agreements. The Company usually retains ownership of the motor fuel operations and pays the purchaser of the store commissions based on motor fuel sales.

     In addition, the new store operators may purchase merchandise under the Company's established buying arrangements.

     Environmental Costs

     Environmental remediation costs are expensed. Related environmental expenditures that extend the life, increase the capacity, or improve the safety or efficiency of existing assets are capitalized. Liabilities for environmental remediation costs are recorded when environmental assessment and/or remediation is probable and the amounts can be reasonably estimated. Environmental liabilities are evaluated independently from potential claims for recovery. Accordingly, the gross estimated liabilities and estimated claims for reimbursement have been presented separately in the accompanying balance sheets (see Note L).

     The Company accounts for environmental remediation liabilities in accordance with the American Institute of Certified Public Accountants Statement of Position ("SOP") 96-1 which requires, among other things, environmental remediation liabilities to be accrued when the criteria of SFAS No. 5, "Accounting for Contingencies," have been met. The SOP also provides guidance with respect to the measurement of remediation liabilities.

     Motor Fuel Taxes

     Motor fuel  revenues  and related  cost of motor fuel  include  federal and
state  excise  taxes  of  $117,522,000   and  $136,082,000  in  2000  and  1999,
respectively.

     Exchanges

     The exchange method of accounting is utilized for motor fuel exchange transactions. Under this method, such transactions are considered as exchanges of assets with deliveries being offset against receipts, or vice versa. Exchange balances due from others are valued at current replacement costs. Exchange balances due to others are valued at the cost of forward contracts (Note J) to the extent they have been entered into, with any remaining balance valued at current replacement cost. Exchange balances due from others at year end 2000 were $200,000, while exchange balances due to others at year end 1999 were $311,000.

     Income Taxes

     Taxable income or loss of the Company is includable in the income tax returns of its partners; therefore, no provision for income taxes has been made in the accompanying financial statements.

     The Company's parent is a corporation and accounts for income taxes under the asset and liability method. The parent recognizes deferred tax assets and liabilities for the estimated future tax consequences attributable to differences between financial statement carrying amounts of assets and liabilities and their respective tax bases, as recorded on the books and records of its subsidiaries, that are expected to reverse in future years.

     Fair Value of Financial Instruments

     The carrying amounts of cash, receivables, investments in debt securities and certain equity securities, amounts due under revolving credit line, and money orders payable approximate fair value because of the short maturity of those instruments. The carrying amount of notes receivable and notes receivable from affiliates approximates fair value, which is determined by discounting expected future cash flows at current rates.

     The carrying amount of long-term debt at year end 2000 and 1999 was $39,199,000 and $33,436,000, respectively. The fair value of such debt at year end 2000 and 1999 was approximately $41,541,000 and $32,808,000, respectively, based on the Company's current borrowing rate.

     Allocation of Net Income or Loss and Cash Distributions

     The Partnership Agreement of the Company provides that net income or loss and cash distributions are to be allocated 99% to its limited partner and 1% to its general partner.

     Employee Benefit Plan

     The Company has a 401(k) profit sharing plan covering all employees who meet age and tenure requirements. Participants may contribute to the plan a portion, within specified limits, of their compensation under a salary reduction arrangement. The Company may make discretionary matching or additional contributions to the plan. The Company did not make any contributions to the plan in 2000 and 1999.

     Use of Estimates

     The Company is required to use estimates in preparing its financial statements in conformity with accounting principles generally accepted in the United States of America. Although management believes that such estimates are reasonable, actual results could differ from the estimates.

     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

     Long-lived assets and certain identifiable intangibles are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of such assets to future net cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

     Revenue Recognition

     The Company recognizes revenue related to motor fuel and merchandise sales at the time of the sale.

     Reclassifications

     Certain 1999 amounts have been reclassified to conform to the 2000 presentation.

NOTE C - INVESTMENTS IN MARKETABLE SECURITIES

     Through September 24, 2000, the Company classified all of its investments in marketable securities as "trading securities". Trading securities are securities that are bought and held principally for the purpose of a resale in the near term. Effective September 24, 2000, the Company changed its intention in holding its marketable securities to a longer term outlook. Accordingly, beginning September 25, 2000, the Company classified all of its marketable securities as "available-for-sale" securities. FASB No. 115, "Accounting for Certain Investments in Debt and Equity Securities", provides that net unrealized and realized gains and losses from trading securities are included in earnings, while net unrealized gains and losses from available-for-sale securities are included in the calculation of "comprehensive income or loss" as a separate component of the partners' capital accounts of the Company, instead of in earnings. Dividend and interest income from both trading securities and available-for-sale securities, including the amortization of any premium and discount arising at acquisition, are also included in earnings.

     Dividend and interest income from trading securities and from available-for-sale securities, including the amortization of premium or accretion of discount arising at acquisition, unrealized gains and losses from trading securities, and realized gains and losses from trading securities and available-for-sale securities were included in earnings in 2000 and 1999 in the following amounts:

                                                     2000        1999
                                                    ------       -----
                                                       (in thousands)
 Dividend and interest income
    from marketable securities, net ...........     $  891      $   58
 Net unrealized gains (losses)
    from trading securities ...................     (2,221)        133
 Net realized gains from trading
    and available-for-sale securities .........      1,395          79
                                                    ------      ------
                                                    $   65      $  270
                                                    ======       =====


NOTE D - PROPERTY AND EQUIPMENT

     Property and equipment consists of the following:

                                                     2000        1999
                                                  --------    --------
                                                      (in thousands)
Land ..........................................   $    414    $    239

Buildings and leasehold improvements ..........     15,443      14,787
Fixtures and equipment ........................     58,761      56,141
Construction in progress ......................          4         123
                                                  --------    --------
                                                    74,622      71,290
Accumulated depreciation and amortization .....    (42,635)    (37,500)
                                                  --------    --------
                                                  $ 31,987    $ 33,790
                                                  ========    ========

NOTE E - OTHER ASSETS

     Other assets consists of the following:

                                                     2000      1999
                                                   ------     ------
                                                      (in thousands)
Intangible assets (Note B)
   Ground leases ..............................   $ 1,093    $ 1,093
   Goodwill ...................................     1,445      1,445
   Other ......................................     2,947      2,644
                                                  -------    -------
                                                    5,485      5,182
   Accumulated amortization ...................    (3,317)    (2,961)
                                                  -------    -------
                                                    2,168      2,221
Environmental remediation reimbursement claims      1,557      1,283
Loan origination fees .........................     1,553        940
Investment in joint ventures and other entities       210        316
Other .........................................     2,055        716
                                                  -------    -------
                                                  $ 7,543    $ 5,476
                                                  =======    =======


NOTE F - NOTES PAYABLE AND LONG-TERM DEBT

     In June 1998, the Company refinanced a loan with an original principal amount of $6,735,000 incurred in connection with its December 1997 acquisition of 94 convenience stores. The refinancing is comprised of 44 loans in the original principal amount of $9,420,000 and bears interest at 8.66% per annum. The loans will be fully amortized at various maturity dates ranging from October 2007 to July 2013 by making principal and interest payments in equal monthly installments over their respective terms. The loans are collateralized by the Company's assets at 44 of the 94 convenience stores acquired in 1997. At year end 2000 and 1999, $8,359,000 and $8,825,000, respectively remained outstanding on these loans.

     In February 1999, the Company acquired 23 convenience stores and two truck stops. Eleven of the 25 stores are third party leasehold locations where the Company purchased the existing leasehold interest, equipment, and inventory. The Company financed its purchase of those properties with fully-amortizing mortgage loans in the aggregate original principal amount of $1,012,000, with maturity dates ranging from 86 to 180 months, interest payable at a fixed rate of 9.275% per annum, a minimum fixed charge coverage ratio of 1.25 to 1, and aggregate monthly payments of principal and interest of $13,000. At year end 2000 and 1999, $908,000 and $970,000, respectively remained outstanding on these loans.

     The land and building at the remaining 14 of those 25 stores were purchased on the same date by FFP Partners L.P. (FFP Partners), an affiliate, and immediately leased to the Company under real estate leases with a 15-year term. The real estate leases negotiated between FFP Partners and the Company require a total monthly rent payment of $99,000 with a rate of return of approximately 14%. Under accounting principles generally accepted in the United States of America, each real estate lease is treated as two leases: a land lease and a building lease. Each land lease is classified as an operating lease, with monthly payments for all such land leases aggregating $28,000. Each building lease is classified as a capital lease, with monthly payments for all such building leases aggregating $71,000. The amount of rent allocated to the capital lease obligation for the buildings in the original amount of $3,932,000 results in an implicit rate of approximately 20%. As a condition to the Company's acquisition of store operations at those 14 fee locations, the Company was required to guarantee the acquisition indebtedness of $9,550,000 incurred by FFP Partners in its purchase of those stores, including land, building, equipment and inventory. At year end 2000 and 1999, $9,000,000 and $9,327,000, respectively, remained outstanding on those loans of FFP Partners that were guaranteed by the Company. The Company's scheduled real estate lease payments to FFP Partners will equal or exceed the debt service costs of FFP Partners during the term of the leases.

     In February 1999, the Company also purchased inventory and equipment from FFP Partners at those 14 fee locations at a price of $2,692,000 and executed a note payable to FFP Partners for such amount. This note, which was payable in monthly installments with interest at the prime rate, was repaid in full by the Company in October 1999.

     In June 1999, the Company refinanced its previous long-term revolving credit facility and term loan with the proceeds of fixed rate financing from a third party lender in the original principal amount of $23,800,000. With the net loan proceeds the Company repaid debts aggregating $19,988,000 and incurred an extraordinary loss of $375,000, as a result of prepayment penalties and the write off of previously unamortized loan fees. This new long-term debt is payable in 180 equal, monthly installments with interest at a fixed rate of 9.9% per annum, a minimum fixed charge coverage ratio of 1.25 to 1, and aggregate monthly payments of principal and interest of $256,000. This loan is collateralized by a lien against the Company's leasehold, equipment, and inventory at 49 specific convenience stores, truck stops and gas-only outlets. At year end 2000 and 1999, $22,773,000 and $23,515,000, respectively remained outstanding on these loans.

     In December 1999, the Company closed a new revolving credit facility with a third party lender providing for borrowings up to $10,000,000. The amount available at any time under the loan is equal to a borrowing base of 80% of certain trade receivables plus 60% of the inventory at the terminal facility of another subsidiary of FFP Marketing; provided, however, that any draw which would cause outstanding borrowings under the facility to exceed $5,000,000 is limited to 140% of net value of debt and equity securities in the Company's trading account at a brokerage firm. At year end 2000 and 1999, the Company's borrowing base was $9,800,000, and the net value at the brokerage firm was $2,711,000 and $5,181,000 at year end 2000 and 1999, respectively. The revolving credit facility bears interest at the lender's prime rate plus one percentage point, payable monthly, and matures in December 2002. At year end 2000 and 1999, $6,858,000 and $0, respectively, had been drawn by the affiliate and recorded as a liability on the affiliate's books. The loan is subject to a Loan Agreement and a Security Agreement dated in December 1999 between the lender, FFP Marketing, the Company and the other subsidiary of FFP Marketing. The agreement contains numerous restrictive covenants including, but not limited to, a financial covenant requiring the Company to maintain a minimum fixed charge coverage ratio of 1.25 to 1. Loans under the agreement are collateralized by all of the Company's trade accounts receivable, and the other subsidiary's inventories at the terminal.

     In June 1999, the Company repaid in full a loan that the Company had acquired in April 1998 in the original principal amount of $2,076,000. The note had been incurred to refinance a prior capital lease obligation, bore interest at 8.93% per annum, and matured in April 2003. The debt required monthly principal and interest payments of $43,000 and was collateralized by various equipment.

     The amount of long-term debt payments for the next five years and thereafter is as follows:

                                     (in thousands)

      2001 ...........................  $ 1,642
      2002 ...........................    8,436
      2003 ...........................    1,709
      2004 ...........................    1,868
      2005 ...........................    2,049
      Thereafter .....................   23,495
                                        -------
                                        $39,199
                                        =======

NOTE G - CAPITAL LEASES

     The Company is obligated under noncancellable capital leases for computers and convenience store equipment that begin to expire in 2000. Beginning February 1999, the Company also leases buildings at 14 convenience stores that are classified for accounting purposes as capitalized leases. The building capital lease obligations had an initial obligation of $3,932,000 in February 1999, which had been reduced to $3,845,000 and $3,897,000 at year end 2000 and 1999, respectively. The gross amount of the assets covered by capital leases and included in property and equipment in the accompanying balance sheets is as follows:

                                                          2000           1999
                                                         ------         ------
                                                             (in thousands)

    Buildings .......................................   $ 3,932         $3,932
    Fixtures and equipment ..........................     1,555          1,980
    Less accumulated depreciation and amortization...    (1,106)          (815)
                                                         ------          -----

                                                        $ 4,381         $5,097
                                                         ======          =====

     The amortization of assets held under capital leases is included in depreciation and amortization expense in the accompanying statements of income. At December 31, 2000, future minimum lease payments under the noncancellable capital leases for years subsequent to 2000 are:

                                                      (in thousands)

       2001 ........................................    $  1,269
       2002 ........................................       1,083
       2003 ........................................         885
       2004 ........................................         853
       2005 ........................................         853
       Thereafter ..................................       6,966
                                                          ------
       Total minimum lease payments ................      11,909
           Amount representing interest ............      (7,430)
                                                          ------
       Present value of future minimum lease payments      4,479
           Current installments ....................        (437)
                                                           -----
       Obligations under capital leases,
           excluding current installments                $ 4,042
                                                          ======

NOTE H - OPERATING LEASES

     The Company primarily conducts its operations pursuant to noncancellable, long-term operating leases on its locations, a significant portion of which are with related parties. Certain of the leases have contingent rentals based on sales levels of the locations and/or have escalation clauses tied to the consumer price index. Minimum future rental payments (including bargain renewal periods) and sublease receipts for years after 2000 are as follows (in thousands):

                                    Future rental payments
                               ----------------------------------      Future
                               Related                                sublease
                              parties         Other        Total      receipts

       2001 ...............    $ 3,114       $ 2,862      $ 5,976      $1,128
       2002 ...............      2,614         2,661        5,275         900
       2003 ...............      2,614         2,602        5,216         711
       2004 ...............      2,564         2,484        5,048         468
       2005 ...............      2,528         2,321        4,849         157
       Thereafter .........     27,070        17,604       44,674         118
                                ------        ------       ------        ----
                               $40,504       $30,534      $71,038      $3,482
                                ======        ======       ======       =====

     Total rental expense and sublease income in 2000 and 1999 were as follows (in thousands):

                              Related                                 Sublease
                              parties         Other        Total       income
                             ---------      -------      -------     --------

   2000 ...................    $3,758        $3,261       $7,019       $2,358
   1999 ...................    $3,745        $3,247       $6,992       $1,683


NOTE I - ACCRUED EXPENSES

     Accrued expenses at year end 2000 and 1999 consist of the following:

                                                          2000          1999
                                                         ------       ------
                                                           (in thousands)
    Motor fuel taxes payable ......................     $ 6,254       $10,602
    Accrued payroll and related expense ...........       1,313         1,615
    Other .........................................       4,339         4,695
                                                         ------        ------
                                                        $11,906       $16,912
                                                         ======        ======

NOTE J - FUTURES AND FORWARD CONTRACTS

     The Company is party to commodity futures contracts with off-balance sheet risk. Changes in the market value of open futures contracts are recognized as gains or losses in the period of change. These investments involve the risk of dealing with others and their ability to meet the terms of the contracts and the risk associated with unmatched positions and market fluctuations. Contract amounts are often used to express the volume of these transactions, but the amounts potentially subject to risk are much smaller.

     From time-to-time the Company enters into forward contracts to buy and sell fuel, principally to satisfy balances owed on exchange agreements (Note B). These transactions, which together with futures contracts are classified as operating activities for purposes of the statements of cash flows, are included in miscellaneous income in 2000 and 1999, and resulted in net losses of $699,000 and $74,000 in 2000 and 1999, respectively. Open positions under futures and forward contracts were not significant at year end.


NOTE K - RELATED PARTY TRANSACTIONS

     The Company and FFP Partners are parties to a reimbursement agreement pursuant to which FFP Partners reimburses the Company for all direct costs of FFP Partners (such as costs to prepare FFP Partners' annual partnership tax returns, annual audit fees, and etc.) and an agreed upon lump sum amount for indirect overhead costs allocable to FFP Partners. The reimbursement for officers' compensation costs incurred by the Company in connection with FFP Partners' activities is determined by the amount of time management and other personnel spend on activities of FFP Partners compared to the amount of time they spend on activities of the Company. The indirect cost allocation paid by FFP Partners to the Company for both 2000 and 1999 was $200,000.

     From time to time, the Company makes advances to and receives advances from FFP Marketing and its subsidiaries and to FFP Partners and its subsidiary. Such advances are reflected in receivables from or payables to affiliated companies in the accompanying balance sheet. Interest has been charged or paid on such balances at a rate equal to the prime rate of interest. In 2000 and 1999, interest income includes interest income on advances to affiliates of $2,046,000 and $1,259,000, respectively, and interest expense includes interest expense on advances from affiliates of $266,000 and $105,000, respectively.

     The Company is not licensed to sell alcoholic beverages in Texas. In July 1991, the Company entered into an agreement with an affiliated company whereby the affiliated company sells alcoholic beverages at the Company's stores in Texas. The agreement provides that the Company will receive rent and a management fee based on the gross receipts from sales of alcoholic beverages at its stores. In July 1997, the agreement was amended to extend the term for five years commencing on the date of amendment. The sales recorded by the affiliated company under this agreement were $17,414,000 and $17,596,000 in 2000 and 1999, respectively. The Company received $2,853,000 and $3,036,000 in rent, management fees, and interest, and such amounts are included in miscellaneous revenues in the statement of income in 2000 and 1999, respectively. After deducting cost of sales and other expenses related to these sales, including the amounts paid to the Company, the affiliated company had earnings of $158,000 and $172,000 in 2000 and 1999, respectively, as a result of these alcoholic beverage sales. Under a revolving note executed in connection with this agreement, the Company advances funds to the affiliated company to pay for the purchases of alcoholic beverages. Receipts from the sales of such beverages are credited against the note balance. The revolving note provides for interest at 0.5% above the prime rate charged by a major financial institution and had a balance of $755,000 and $878,000 at year end 2000 and 1999, respectively.

     The Company purchases certain goods and services (including fuel supply consulting and procurement services) from related entities. Purchases of these services from related entities were $68,000 in 2000 and 1999. The Company purchased $39,927,000 and $24,564,000 in 2000 and 1999, respectively, of motor fuel from another subsidiary of FFP Marketing.

     The Company leases real property for some of its retail outlets from FFP Partners. The Company paid $2,951,000 and $2,952,000 in lease payments to FFP Partners for these properties during 2000 and 1999, respectively.

     The Company also leases real property for some of its retail outlets and some administrative and executive office facilities from various other entities affiliated with the senior management of FFP Marketing. The Company paid $947,000 and $944,000 to such entities with respect to these leases in 2000 and 1999, respectively. The Company's management believes the leases with these affiliates are on terms that are more favorable to the Company than terms that could have been obtained from unaffiliated third parties for similar properties.

     In 1980 and 1982, certain companies from which the Company acquired its initial base of retail outlets granted to a third party the right to sell motor fuel at retail for a period of 10 years at self-serve gasoline stations owned or leased by the affiliated companies or their affiliates. All rights to commissions under these agreements and the right to sell motor fuel at wholesale to the third party at such locations were assigned to the Company in May 1987 in connection with the acquisition of its initial base of retail operations. In December 1990, in connection with the expiration or termination of the agreements with the third party, the Company entered into agreements with a company owned and controlled by an affiliated party and members of his immediate family, which grant to the Company the exclusive right to sell motor fuel at retail at these locations. The terms of these agreements are comparable to agreements that the Company has made with other unrelated parties. The Company paid commissions to this affiliated company related to the motor fuel sales at these locations of $259,000 and $239,000 in 2000 and 1999, respectively.


NOTE L - COMMITMENTS AND CONTINGENCIES

     Uninsured Liabilities

     The  Company  maintains   general  liability   insurance  with  limits  and
deductibles management believes prudent in light of the exposure of the Company to loss and the cost of the insurance.

     The Company self-insures claims up to $45,000 per year for each individual covered by its employee medical benefit plan for supervisory and administrative employees; claims above $45,000 are covered by a stop-loss insurance policy. The Company also self-insures medical claims for its eligible store employees. However, claims under the plan for store employees are subject to a $1,000,000 lifetime limit per employee, and the Company does not maintain stop-loss coverage for these claims. The Company and its covered employees contribute to pay the self-insured claims and stop-loss insurance premiums. Accrued liabilities include amounts management believes adequate to cover the estimated claims arising prior to a year-end, including claims incurred but not yet reported. The Company recorded expense related to these plans of $517,000 and $193,000 in 2000 and 1999, respectively.

     The Company is covered for worker's compensation in all states through incurred loss retrospective policies. Accruals for estimated claims (including claims incurred but not reported) have been recorded at year end, including the effects of any retroactive premium adjustments.

     Environmental Matters

     The operations of the Company are subject to a number of federal, state, and local environmental laws and regulations, which govern the storage and sale of motor fuels, including those regulating underground storage tanks. In September 1988, the Environmental Protection Agency ("EPA") issued regulations that require all newly installed underground storage tanks be protected from corrosion, be equipped with devices to prevent spills and overfills, and have a leak detection method that meets certain minimum requirements. The effective commencement date for newly installed tanks was December 22, 1988. Underground storage tanks in place prior to December 22, 1988, had to conform to the new standards by December 1998. The Company brought all of its existing underground storage tanks and related equipment into compliance with these laws and regulations. The Company recorded liabilities for future estimated environmental remediation costs related to known leaking underground storage tanks of $1,521,000 and $918,000 at year end 2000 and 1999, respectively, in other liabilities. Corresponding claims for reimbursement of environmental remediation costs of $1,521,000 and $918,000 were also recorded in 2000 and 1999, respectively, as the Company expects that such costs will be reimbursed by various environmental agencies. In 1995, the Company contracted with a third party to perform site assessments and remediation activities on 35 sites located in Texas that are known or thought to have leaking underground storage tanks. Under the contract, the third party coordinates with the state regulatory authority the work to be performed and bills the state directly for such, work. The Company is liable for the $10,000 per occurrence deductible and for any costs in excess of the $1,000,000 limit provided for by the state environmental trust fund. The Company does not expect that the costs of remediation of any of these 35 sites will exceed the $1,000,000 limit. The assumptions on which the foregoing estimates are based may change and unanticipated events and circumstances may occur which may cause the actual cost of complying with the above requirements to vary significantly from these estimates.

     Environmental expenditures were $1,778,000 and $2,459,000 in 2000 and 1999, respectively, (including capital expenditures of $793,000 and $1,943,000, respectively), in complying with environmental laws and regulations.

     The Company does not maintain insurance covering losses associated with environmental contamination. However, all the states in which the Company owns or operates underground storage tanks have state operated funds which reimburse the Company for certain cleanup costs and liabilities incurred as a result of leaks in underground storage tanks. These funds, which essentially provide insurance coverage for certain environmental liabilities, are funded by taxes on underground storage tanks or on motor fuels purchased within each respective state. The coverages afforded by each state vary but generally provide up to $1,000,000 for the cleanup of environmental contamination and most provide coverage for third-party liability as well. The funds require the Company to pay deductibles ranging from $5,000 to $25,000 per occurrence. The majority of the Company's environmental contamination cleanup activities relate to underground storage tanks located in Texas. Due to an increase in claims throughout the state, the Texas state environmental trust fund has significantly delayed reimbursement payments for certain cleanup costs after September 30, 1992. In 1993, the Texas state fund issued guidelines that, among other things, prioritize the timing of future reimbursements based upon the total number of tanks operated by and the financial net worth of each applicant. The Company has been classified in the category with the lowest priority. Because the state and federal governments have the right, by law, to levy additional fees on fuel purchases, the Company believes these clean up costs will ultimately be reimbursed. However, due to the uncertainty of the timing of the receipt of the reimbursements, the claims for reimbursement of environmental remediation costs, totaling $1,750,000 and $1,283,000 at year end 2000 and 1999, respectively, have been classified as long-term receivables and are included in other assets in the accompanying balance sheet. Effective December 22, 1998, this trust arrangement was terminated with respect to future, but not past, environmental costs. Therefore, the Company's environmental costs in the future could increase.

     Other

     The Company is subject to various claims and litigation arising in the ordinary course of business, particularly personal injury and employment related claims. In the opinion of management, the outcome of such matters will not have a material effect on the financial position or results of operations of the Company.